

02046686



SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

**REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934**

For the month of October, 2002

Alto Palermo S.A.
(Exact name of Registrant as specified in its charter)

Republic of Argentina
(Jurisdiction of incorporation or organization)

**Hipólito Yrigoyen 476, piso 2
Buenos Aires, Argentina**
(Address of principal executive offices)

Form 20-F _✳_   Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information
contained in this Form is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___   No _✳_

ALTO PALERMO S.A. (APSA) (THE "COMPANY")

REPORT ON FORM 6-K

Attached is an English translation of summaries of the letter dated October 16, 2002 filed by the Company with the *Bolsa de Comercio de Buenos Aires* and the *Comisión Nacional de Valores* handing the Agenda for the General Ordinary and Extraordinary Shareholders' Meeting.

By letter dated October 16, 2002, the Company handed the Agenda for the General Ordinary and Extraordinary Shareholders' Meeting that will be held on November 5, 2002 at 11.30 hours, at Hipólito Yrigoyen 476 2nd Floor. Please find below the translation of the Agenda:

AGENDA

1. Appointment of two shareholders to approve and subscribe the minutes of the meeting.-
2. Consideration of the reasons causing this meeting to be called on a different date than the one scheduled.-
3. Consideration of the documentation required by Section 234, paragraph 1° of Law 19 550, for the fiscal year ended June 30th, 2002.-
4. Consideration of the performance of duties by the Board of Directors.-
5. Consideration of the performance of duties by the Audit Committee.-
6. Consideration of the allocation of profits resulting from fiscal year ended June 30th, 2002.-
7. Consideration of the Board of Directors' compensation for the fiscal year ended June 30th, 2002.-
8. Consideration of the Audit Committee's compensation for the fiscal year ended June 30th, 2002.-
9. Appointment of regular and alternate members of the Audit Committee.-
10. Appointment of a Company Accountant to certify during the next fiscal year and determination of his/her compensation.-
11.- Consideration of the possible issuance of a Corporate Bond - *ON* for up to an amount of N/V US$ 100,000,000, approved by general meeting of shareholders held on December 4 2001, which may be issued in one or more series.- Ratification of the Board of Director's decision regarding Series

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By: _____

Name: Saul Zang

Title: Director

Dated: October 18, 2002